SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 4)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NCO GROUP, INC.
(Name of the Issuer)

NCO Group, Inc.
Michael J. Barrist
Collect Acquisition Corp.
Collect Holdings, Inc.
One Equity Partners II, L.P.
OEP General Partner II, L.P.
OEP Holding Corporation
(Name of Person(s) Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

628858102
(CUSIP Number of Class of Securities)

NCO Group, Inc. Attention: John Schwab 507 Prudential Road Horsham, Pennsylvania 19044 (215) 441-3000	Michael J. Barrist c/o NCO Group, Inc. 507 Prudential Road Horsham, Pennsylvania 19044 (215) 441-3000	Collect Acquisition Corp.,
Collect Holdings, Inc.,
One Equity Partners II, L.P.,
OEP General Partner II, L.P.,
OEP Holding Corporation,
c/o One Equity Partners II, L.P.
320 Park Avenue
18th Floor
New York, NY 10022
Attention: Daniel Selmonosky and James Rubin
(212) 277-1500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Lawrence Wiseman, Esq. Francis Dehel, Esq. Melissa Palat Murawsky, Esq. Blank Rome LLP One Logan Square Philadelphia, PA 19103 (215) 569-5500	Robert J. Raymond, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2662	Bob F. Thompson, Esq. Bass, Berry & Sims PLC AmSouth Center 315 Deaderick Street, Suite 2700 Nashville, TN 37238 (615) 742-6200	Carmen J. Romano, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 (215) 994-4000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 922,125,065.21	$98,668

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of 32,403,082 shares of Common Stock that are proposed to be acquired in the merger multiplied by the merger consideration of $27.50 per share, plus (b) $22,234,158.97, the amount expected to be paid to holders of outstanding stock options to purchase shares of Common Stock with an exercise price of less than $27.50 per share, plus (c) $7,682,757.50, the amount expected to be paid to holders of 279,373 outstanding restricted stock units, plus (d) $1,123,393.74, the amount expected to be paid to holders of outstanding warrants to purchase shares of Common Stock with an exercise price of less than $27.50 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, and Fee Advisory #5 for Fiscal Year 2006, was calculated by multiplying the transaction value by 0.0107%.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 98,668

Form or Registration No.: Schedule 14A

Filing Party: NCO Group, Inc.

Date Filed: August 14, 2006

Introduction

     This Amendment No. 4 to Rule 13E-3 Transaction Statement (the “Final Amendment”) on Schedule 13E-3, together with the exhibits hereto (the “Statement”), is being filed with the Securities and Exchange Commission by (1) NCO Group, Inc., a Pennsylvania corporation (the “Company” or “NCO”), the issuer of common stock, no par value per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Michael J. Barrist, the Chairman and Chief Executive Officer of the Company, (3) One Equity Partners II, L.P., a Cayman Islands limited partnership (“OEP”), (4) Collect Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of OEP (“Parent”), (5) Collect Acquisition Corp., a Pennsylvania corporation and wholly-owned subsidiary of Parent (“Acquisition”), (6) OEP General Partner II, L.P., a Cayman Islands limited partnership and general partner of OEP, and (7) OEP Holding Corporation, a Delaware corporation and general partner of OEP General Partner II, L.P. (together with the Company, Mr. Barrist, Acquisition, Parent, OEP and OEP General Partner II, L.P., the “Filing Persons”). The Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement.

     All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including NCO, takes responsibility for the accuracy of any information not supplied by such Filing Person.

     The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that NCO is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of NCO within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 15.     Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and restated in its entirety to read as follows:

(b)	Other material information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

On November 9, 2006, at the special meeting of the shareholders of NCO, NCO’s shareholders voted to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 21, 2006, among the Company, Parent and Acquisition.

On November 15, 2006, the merger of Acquisition with and into the Company (the “Merger”) was consummated with the Company being the surviving corporation of the Merger and a wholly owned subsidiary of Parent.

At the effective time of the Merger, each outstanding share of NCO common stock, other than shares held in the treasury of NCO or owned by Parent (including shares contributed to Parent in exchange for equity securities of Parent by Michael J. Barrist and his family members and trusts formed for his or their benefit) or Acquisition, was converted into the right to receive $27.50 in cash.

At the effective time of the Merger, all outstanding options to acquire NCO common stock that permitted such treatment or that were held by option holders who agreed to such treatment were cancelled and each holder of such options, whether or not vested or exercisable, became entitled to receive, in cancellation and settlement thereof, a cash payment, less any applicable withholding taxes, equal to the amount by which $27.50 exceeds the exercise price of the option, multiplied by the number of shares of NCO common stock underlying the option. Certain options, the terms of which do not permit such treatment and with respect to which the holders did not agree to such treatment, remain outstanding after the Merger and are exercisable, upon payment of the applicable exercise price, solely for a cash payment equal to $27.50 multiplied by the number of shares of NCO common stock for which each such option is both exercisable and being exercised, less any applicable withholding taxes. Each RSU outstanding as of the effective time of the Merger, was cancelled and was converted into the right to receive a cash payment equal to $27.50 multiplied by the total number of shares of NCO common stock subject to such RSU, less any applicable withholding taxes. Each warrant to purchase NCO common stock outstanding as of the effective time of Merger remain outstanding after the Merger and are exercisable, upon payment of the applicable exercise price, solely for a cash payment equal to $27.50 multiplied by the total number of shares of NCO common stock subject to such warrant.

NCO will file a Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

Item 16.     Exhibits

Regulation M-A Item 1016

Item 16 is hereby amended and restated in its entirety to read as follows:

(a)(1)	Definitive Proxy Statement of NCO Group, Inc. on Schedule 14A filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006, (the “Disclosure Statement”), incorporated by reference herein.

(a)(2)	Letter to Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(4)	Form of proxy card, incorporated herein by reference to the Disclosure Statement.

(a)(5)	Press release issued by NCO Group, Inc., dated as of July 24, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 24, 2006.

(a)(6)	Press release issued by NCO Group, Inc., dated as of July 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on August 1, 2006.

(a)(7)	Letter to Employees of NCO Group, Inc., incorporated herein by reference to the soliciting materials pursuant to § 240.14a–12 filed by NCO Group, Inc. with the Securities and Exchange Commission on July 28, 2006.

(a)(8)	Press Release issued by NCO Group, Inc., dated as of August 15, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 16, 2006.

(a)(9)	Definitive Additional Materials filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006 regarding copies of prior SEC filings delivered to NCO shareholders with the Disclosure Statement, incorporated by reference herein.

(a)(10)	Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 25, 2006, incorporated by reference herein.

(a)(11)	Press release issued by NCO Group, Inc., dated as of October 20, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006.

(a)(12)	Press release issued by NCO Group, Inc. dated as of October 30, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on October 31, 2006.

(a)(13)	Definitive Additional Materials on Schedule I4A filed by NCO Group, Inc. with the Securities and Exchange Commission on October 31, 2006 regarding Supplement No. 1 to the Disclosure Statement, incorporated by reference herein.

(a)(14)	Press release issued by NCO Group, Inc. dated as of November 9, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on November 9, 2006.

(a)(15)	Press release issued by NCO Group, Inc., dated as of November 15, 2006.

(b)(1)	Equity Commitment Letter, dated as of July 21, 2006, between One Equity Partners II, L.P. and Collect Holdings, Inc.*

(b)(2)	Debt Commitment Letter, dated July 18, 2006, among Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(b)(3)	Amendment to Debt Commitment Letter, dated August 2, 2006, among Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, incorporated herein by reference to Annex B to the Disclosure Statement.

(c)(2)	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 21, 2006.*

(c)(3)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 13, 2006.*

(c)(4)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated April 27, 2006.***

(c)(5)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated March 22, 2006.***

(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc., incorporated herein by reference to Annex A to the Disclosure Statement.

(d)(2)	Rollover Agreement, dated as of July 21, 2006, by and among Collect Holdings, Inc., Michael Barrist and the other individuals and entities party thereto.*

(d)(3)	Irrevocable Proxy Agreement by and between Annette H. Barrist and Michael J. Barrist.**

(f)	Not applicable.

(g)	None.

____________________________

* Previously filed on August 14, 2006.

** Previously filed on September 22, 2006.

*** Previously filed on October 6, 2006.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of  November 15, 2006.

NCO GROUP, INC.

By:	/s/ John R. Schwab

Name:	John R. Schwab
Title:	Executive Vice President,
Finance and Chief Financial Officer

MICHAEL J. BARRIST

By:	/s/ Michael J. Barrist

Michael J. Barrist

COLLECT ACQUISITION CORP.

By:	/s/ Daniel J. Selmonosky

Name:	Daniel J. Selmonosky
Title:	President and Treasurer

COLLECT HOLDINGS, INC.

By:	/s/ Daniel J. Selmonosky

Name:	Daniel J. Selmonosky
Title:	President and Treasurer

ONE EQUITY PARTNERS II, L.P.

By:	OEP GENERAL PARTNER II, L.P., its General Partner
By:	OEP HOLDING CORPORATION, its General Partner

	By:	/s/ Daniel J. Selmonosky

	Name:	Daniel J. Selmonosky
	Title:	Managing Director

OEP GENERAL PARTNER II, L.P.

By:	OEP HOLDING CORPORATION, its General Partner

	By:	/s/ Daniel J. Selmonosky

	Name:	Daniel J. Selmonosky
	Title:	Managing Director

OEP HOLDING CORPORATION

By:	/s/ Daniel J. Selmonosky

Name:	Daniel J. Selmonosky
Title:	Managing Director

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EXHIBIT INDEX

(a)(1)	Definitive Proxy Statement of NCO Group, Inc. on Schedule 14A filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006, (the “Disclosure Statement”), incorporated by reference herein.

(a)(2)	Letter to Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NCO Group, Inc., incorporated herein by reference to the Disclosure Statement.

(a)(4)	Form of proxy card, incorporated herein by reference to the Disclosure Statement.

(a)(5)	Press release issued by NCO Group, Inc., dated as of July 24, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 24, 2006.

(a)(6)	Press release issued by NCO Group, Inc., dated as of July 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on August 1, 2006.

(a)(7)	Letter to Employees of NCO Group, Inc., incorporated herein by reference to the soliciting materials pursuant to § 240.14a–12 filed by NCO Group, Inc. with the Securities and Exchange Commission on July 28, 2006.

(a)(8)	Press Release issued by NCO Group, Inc., dated as of August 15, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc., with the Securities and Exchange Commission on August 16, 2006.

(a)(9)	Definitive Additional Materials filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006 regarding copies of prior SEC filings delivered to NCO shareholders with the Disclosure Statement, incorporated by reference herein.

(a)(10)	Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on July 25, 2006, incorporated by reference herein.

(a)(11)	Press release issued by NCO Group, Inc., dated as of October 20, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on October 20, 2006.

(a)(12)	Press release issued by NCO Group, Inc. dated as of October 30, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on October 31, 2006.

(a)(13)	Definitive Additional Materials on Schedule 14A filed by NCO Group, Inc. with the Securities and Exchange Commission on October 31, 2006 regarding Supplement No. 1 to the Disclosure Statement, incorporated by reference herein.

(a)(14)	Press release issued by NCO Group, Inc., dated as of November 9, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by NCO Group, Inc. with the Securities and Exchange Commission on November 9, 2006.

(a)(15)	Press release issued by NCO Group, Inc., dated as of November 15, 2006.

(b)(1)	Equity Commitment Letter, dated as of July 21, 2006, between One Equity Partners II, L.P. and Collect Holdings, Inc.*

(b)(2)	Debt Commitment Letter, dated July 18, 2006, among Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(b)(3)	Amendment to Debt Commitment Letter, dated August 2, 2006, among Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and One Equity Partners II, L.P.*

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC, dated July 21, 2006, incorporated herein by reference to Annex B to the Disclosure Statement.

(c)(2)	Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 21, 2006.*

(c)(3)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Special Committee of the Board of Directors of NCO Group, Inc., dated July 13, 2006.*

(c)(4)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated April 27, 2006.***

(c)(5)	Preliminary Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NCO Group, Inc., dated March 22, 2006.***

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(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2006, among Collect Holdings, Inc., Collect Acquisition Corp. and NCO Group, Inc., incorporated herein by reference to Annex A to the Disclosure Statement.

(d)(2)	Rollover Agreement, dated as of July 21, 2006, by and among Collect Holdings, Inc., Michael Barrist and the other individuals and entities party thereto.*

(d)(3)	Irrevocable Proxy Agreement by and between Annette H. Barrist and Michael J. Barrist.**

(f)	Not applicable.

(g)	None.

____________________________

  * Previously filed on August 14, 2006.

** Previously filed on September 22, 2006.

*** Previously filed on October 6, 2006.